REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

CONTENTS

	Page
FACING PAGE	1-2
OATH OR AFFIRMATION	3
REPORT OF INDEPENDENT INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF INCOME	6
STATEMENT OF CHANGES IN MEMBER'S EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9 and 10

SUPPLEMENTARY INFORMATION

SCHEDULE I COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	12
SCHEDULE II RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL	13

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUINTING FIRM ON THE EXEMPTION REPORT	14
EXEMPTION REPORT	15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-66748

REPORT FOR THE PERIOD BEGINNING ____January 1, 2016____ AND ENDING ____December 31, 2016____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

OFFICIAL USE ONLY
_____
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140   LAKESIDE AVENUE
_____

SEATTLE	WA	98122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF FEINGLAS   (206) 686-6661

                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON   SULLIVAN LLP
_____
(Name – *if individual, state last, first, middle name*)

601	UNION	ST,		STE 2300		
		SEATTLE	WA		98101	

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent

public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JEFF FEINGLAS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ REEF RESOURCES, LLC ___, as of _____ DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



State of Washington
County of King

SUBSCRIBED and subscribed before me
this 5th day of February 2017.

Jeffrey A Currier
11/4/19
Notary Public

JEFFREY A CURRIER
NOTARY PUBLIC
STATE OF WASHINGTON
MY COMMISSION EXPIRES
NOVEMBER 04, 2019



_____
Signature

____Financial & Operations____
Principal_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) Exemption Report Required by Rule 17a-5

3

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reef Resources, LLC
Seattle, Washington

We have audited the accompanying financial statements of Reef Resources, LLC ("the Company") (a limited liability company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

Seattle, Washington
February 13, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash	$ 11,184
Prepaid expenses	7,919
Total Assets	$ 19,103

LIABILITIES	
	0

MEMBER'S EQUITY	
Member's equity	$ 19,103
Total Liabilities and Equity	$ 19,103

REEF RESOURCES, LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2016

Revenue	
Fee income	$72,000
Expenses	
Regulatory fees	11,564
Taxes	2,691
Professional fees	6,300
License and permits	481
Office expense	163
Insurance	725
Miscellaneous expenses	213
Total Expenses	22,137
Net Income	**$49,863**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Balance, December 31, 2014	$ 59,240
Net Income	49,863
Member Distributions	(90,000)
Balance, December 31, 2016	$ 19,103

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 49,863
Adjustments to reconcile net income to net cash flows from operating activities	
Change in prepaid expenses	(1,163)
Change in Accounts Payable	(107)
Net cash flows from operating activities	$48,593
Cash Flow from Financing Activity	
Member Distributions	(90,000)
Net decrease in cash	(41,407)
Cash, beginning of year	52,591
Cash, end of year	$ 11,184

Note 1. Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.   Fees associated with locating investors for companies are recognized as funds are raised.   In addition, the Company can receive monthly payments to fund ongoing efforts to locate these investors (these amounts are recognized as the services are provided).   Fees associated with customer referral services are recognized as the referred customers pay for services to the company where they have been referred.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

The Company earned 100% of its fee income from one source.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 13, 2017.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   Due to limited activity in 2016, there were no charges to the Company under this agreement in 2016.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2016.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2016.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2016, the required minimum net capital was $5,000.   The Company had computed net capital of $11,184 at December 31, 2016, which was in excess of the required net capital level by $6,184.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.000 to 1.

SUPPLEMENTARY INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2016

COMPUTATION OF NET CAPITAL

Member's equity	$19,103
Deductions	
Prepaid expenses	(7,919)
Net capital	11,184
Minimum net capital	5,000
Excess net capital	$6,184

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	0.00%
Ratio of aggregate indebtedness to net capital	0.0000 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2016

Net capital per the Company's unaudited Focus Report, Part IIA, and
   net capital per audited financial statements $11,184

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as
a result of the audit.

peterson sullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reef Resources, LLC
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report – 2016, in which (1) Reef Resources, LLC ("the Company") (a limited liability company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 13, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS



Reef Resources, LLC
Member FINRA, SIPC

Reef Resources LLC's
Exemption Report – 2016

Reef Resources LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provision of 17 C.F.R. Section 240.15c3-3(k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. Section 240.15c3-3(k)(2)(i) during the period of January 1, 2016 through December 31, 2016 without exception.

The Company believes this is the most applicable exemption to claim as we hold no customer accounts or securities and are considered to be a private placement broker-dealer. Since its inception as a FINRA member, the Company has functioned solely as a capital introduction broker-dealer solely to private investment funds and as a brokerage referral broker-dealer.

Reef Resources LLC

I, Jeffrey K. Feinglas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



_____
By: Jeffrey K. Feinglas, Chief Compliance Officer

2/14/17

_____
Date